Exhibit 99.2

Part B – Directors report for the year 2007 and the three months ended
December 31, 2007

1.	Concise of Description of the Company and its environment

Scailex Corporation Ltd. (“the Company”) is a public Company whose shares are traded in the Tel-Aviv Stock Exchange and are quoted in the OTC Bulletin Board in the US.

As of December 31, 2007, the ,majority of the Companies assets are shares of Oil refineries Ltd. (“ORL”), cash, cash equivalent, available-for-sale financial assets and securities held-to-maturity.

2.	Results of operations

The Attached Financial Statements have been prepared in accordance with the Israeli Securities Regulations and the International Financial Reporting Standards (IFRS).

The Company’s currency of operations us the US Dollar and the presentation currency is New Israeli Shekels (NIS), pursuant the provision of the Securities Regulations.

Income from continuing operations

The financial income in 2007 amounted to NIS 39.1 million compared to NIS 61.8 millions in 2006. The significant decrease is due to decrease in income from interest as a result of the decrease in cash invested in daily deposits and decrease in the balance of marketable securities due to the investment in the shares of ORL.

Other income in 2007 amounted to NIS 43.8 millions, most of them derived from dividend received from ORL in the amount of NIS 43.1 million. The other income in 2006 amounted to NIS 17.2 million and was mostly due to dividend received from RTI of NIS 12.6 million, which led to a profit of NIS 8.7 million, as well as a gain from sale of XMPIE shares in consideration of NIS 5.5 million, fully recorded as income.

Expenses related to continuing operations

2.2.1	The general and administrative expenses of the Company include mainly expenses in respect of the Company’s financial management, payment to various consultants pursuant to various regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US, expenses related to the examination on new investments and expenses in respect of the ongoing management and handling of the companies that remain in the Company’s ownership after the sale of their assets and operations. In the year 2007 those expenses amounted to NIS 14.6 million compared to NIS 12.7 million in 2006. The increase was mostly due to an increase of NIS 2.3 million in the professional fees item which amounted to NIS 6.3 million due to payments to various consultants in respect of examining new investments.

2.2.2.	Financial expenses in 2007 amounted to NIS 28.2 compared to NIS 1.1 million in 2006. The significant increase stem mainly from exchange rate differences in respect of unlinked capital note issued by PCH to its minority shareholders. PCH received Dollar loans from its shareholders and on August 9, 2007 these loans were converted to nominal capital notes denominated in NIS using the exchange rate of that day (see section 5.5 to this report). Following the appreciation of the NIS from the date of the conversion until the year end, the Company recorded currency translation expense of $5.7 million in the consolidated financial statements drawn in Dollar which is the functional currency of the Company. Accordingly, those rate differences, totaling NIS 21.9 million, have also found expression in the financial statements that are translated from the Dollar statements and presented in Shekels. In addition the amortization of the compensation component related to the capital note which is unlinked and doesn’t carry interest caused additional financial expenses of NIS 3.5 million. Other financial expenses stem from recognition of losses from marketable securities which were classified as comprehensive income in the shareholders equity and bank commissions, similar to 2006.

2.2.3	In 2007 the Company did not record any other expenses. The other expenses in 2006 amounted to NIS 2.8 million arising from write-off of investment in Dor following the company’s decision to discontinue its investments in this fund.

Taxes on Income

In the Year 2007 the Company recorded no taxes on income. The tax expenses in 2006 amounted to approximately NIS 6.7 million, stem mainly from the write down of a tax asset of a foreign subsidiary that entered into liquidation process in July 2006.

Net income from continuing operations

The net income from continuing operations amounted to NIS 40.1 million stem mainly from the dividend from ORL of NIS 43.1 million while the difference between financial income and financial expenses was set-off by the general and administrative expenses.

Income from discontinued operations

The income from discontinued operations in 2007 amounted to NIS 5.5 million. This income stem mostly from an amount of 1 million dollar received in the beginning of the year from Jemtex and was fully recoded as profit (see section 5.2 to this report) and from net profit of NIS 0.9 million from the discontinued operations of Vision.

In 2006 the income from discontinued operations amounted to NIS 59.0 million and was due to price adjustment to the sale of Vision assets and operations, amounting to approximately NIS 17 million (net of tax), proceeds of NIS 3 million released from the trust not recognized as income as of the Vision transaction date and income from reduced tax expense on the same transaction amounting to NIS 20 million. In addition, the Company recorded an income of NIS 21 million from linkage and interest differentials received at SDP from US tax authorities for tax returns of which the income was recognized in 2005 and an income of NIS 13 million from reduced tax expense for discontinued operations of previous years. These incomes were offset by Jemtex operational losses amounting to NIS 16 million until the date it was sold and its operations were discontinued.

Net income

The net income in 2007 amounted to NIS 45.6 million compared to NIS 114.8 in 2006. The decrease stem mainly from (1) decrease of NIS 22.7 million in financial income as a result of the decrease in cash and securities due to the investment in ORL; (2) Increase in financial expenses of NIS 27.1 million mainly due to exchange rate differences on capital note issued to the minority shareholders in a subsidiary and (3) Decrease of NIS 53.5 million in income from discontinued operations. On the other hand, the dividend of NIS 43.1 million received from ORL and the fact that there were no other expenses and no tax expenses offset part of the decrease in the net income.

The results of the forth quarter ended on December 31, 2007

The net income from continued operations in the forth quarter of 2007 amounted to NIS 32.2 million compared to NIS 15.8 in the forth quarter of 2006. The income from continued operations in the forth quarter of 2007 included dividend received from ORL in the amount of NIS 43.1 million and financial income of NIS 9.7.while the expenses included financial expenses of NIS 14.2 and general and administrative expenses of NIS 6.2 million. The net income in the forth quarter of 2007 included mainly financial income of 17.1 million and revenue from the sale of XMPIE shares in return for NIS 5.5 million, which was all recorded as income, while the general and administrative expenses amounted to NIS 4.8 million and other expenses of NIS 2.8 million was recorded due to write-of of investment in Dor.

The income from discontinued operations amounted to NIS 6.4 in the forth quarter of 2007 stem mainly from decrease in the tax expenses related to the sale of the assets and operations of Scailex Vision to HP, which are calculated in NIS, in respect of the amount received from the Escrew account – see section 5.6 to this report. The income from discontinued operations in the forth quarter of 2006 amounted to NIS 32.1 million mainly from reducing the tax expenses from that transaction.

3.	Financial condition

The company’s assets and liabilities include the assets and liabilities of the Company its subsidiary PCH as well as the assets and liabilities of companies whose operations were discontinued or sold and were classified as assets and liabilities from discontinued operations.

3.1	Total balance sheet

As of the financial statement date, the total balance sheet amounted to NIS 1,717.9 million, compared to NIS 1,352.2 million as of the end of 2006. The increase is explained mainly by loans received from the minority shareholders in PCH which were converted to capital note presented as long term liability in the amount of NIS 222.8 million and the increase in value of ORL’s shares in the amount of NIS 168.8 million (in NIS terms).

3.2	Current assets

As at the date of the financial statements, current assets amounted to NIS 1,680.2 million, compared to NIS 1,253.3 million as at the end of 2005. The main asset of the Company presented under current assets is the investment in ORL shares in the amount of NIS 1,182.3 million. The increase in the current assets stem mainly from the loans received in PCH and the increase in value of ORL’s shares as described above.

3.3	Investments and other none current assets

3.3.1.	The balance of the Investments and other none current assets at the balance sheet date amounted to NIS 35.0 million compared to NIS 98.8 million at the end of 2006. The decrease was due to selling and redemption of marketable securities traded in the US for the purpose of investing in ORL.

3.3.2	The fixed assets at December 31, 2007 totaled NIS 2.7 million compared to NIS 0.1 million at December 31, 2006. The increase stem mainly from leasehold improvements made following the move to the new offices in September 2007.

3.4	Current Liabilities

As of December 31, 2007 the current liabilities amounted to NIS 66.6 million stem mainly from liabilities related to discontinued operations in the amount of NIS 56.5 million. The liabilities to suppliers, service providers, current taxes and others totaled to NIS 10.0 million. The current liabilities as of December 31, 2006 amounted to NIS 95.1 million and included liabilities related to discontinued operations in the amount of NIS 86.1 million and liabilities to suppliers, service providers, current taxes and others totaled to NIS 9.0 million. The decrease in current liabilities related to discontinued operations in attributed mainly do decrease in tax liabilities in respect of the sale of Scailex vision assets and operations to HP.

3.5	Long-term liabilities

Long-term liabilities at December 31, 2007 amounted to NIS 257.3 million and included capital note issued to the minority shareholders in PCH in the amount of NIS 222.8, provision for deferred taxes related to the profit from the increase in value of ORL shares which was recorded as comprehensive income within the shareholders equity and liabilities for severance pay in the amount of NIS 0.2 million. The long-term liabilities at December 2006 included only liability for severance pay in the amount of NIS 0.1 million.

3.6	Shareholders Equity

The shareholders equity as of December 2007 total to 1,394.0 compared to NIS 1,257.1 at the end of 2006. The increase stem mainly from the net income of 2007 of NIS 45.6 million, increase in value of ORL shares of NIS 218.8 (in Dollar term, net of taxes) and capital surplus arise from the compensation component related to capital note issued to the minority shareholders in PCH in the amount of NIS 12.7 million. Distribution of dividend to the minority shareholders of Vision in the amount of NIS 24.2 and the erosion of the equity as a result of the devaluation of the Dollar in the amount of NIS 118.5 million caused decrease in the shareholders equity.

4.	Liquidity and financial sources

Cash flows from operations

The positive cash flows from operations in 2007 amounted to NIS 75.0 million stem mainly from dividend received from ORL in the amount of NIS 43.1 and financial income of NIS 33.6 million. The positive cash flows from operation in 2006 amounted to NIS 305.4 million stem mainly from decrease in cash allocated to discontinued operations due to repayment of part of the liabilities of the discontinued operations of Vision after the sale of its assets and operations (including distribution of dividend which decreased the liabilities toward the minority) and from tax refund in respect of previous years in SDP and other proceeds related to price adjustment to the transaction of the sale of vision to HP.

Cash flow from investing activities

In 2007 the Company recorded negative cash flows from investing activities of NIS 822.0 million from investing activity. The said amount include mainly the purchase of shares of ORL In the amount of NIS 1,013.6 million and on the other end realization of American bonds in a total amount of NIS 195.6 million. The positive cash flows from investing activities in 2006 amounted to NIS 28.3 million stem mainly from receiving the Escrew account from the sale of SDP in the amount of NIS 22.6 million and net realization (sales and redemption less purchases) of financial assets in the amount of NIS 7.3 million.

Cash flows from financing activities

The cash flows from financing activities in 2007 amounted to NIS 205.8 million stem mainly from receiving of loans (which later converted to capital note) from the minority shareholders of PCH in the amount NIS 230.3 million, net. This amount was partly offset by distribution of dividend to the minority shareholders of Vision in a total amount of NIS 24.4 million. The negative cash flow from financing activity in 2006 amounted to NIS 159.8 mainly due to dividend distributed by Vision to its shareholders of which the share of the minority shareholders was NIS 161.0 million.

The cash, cash equivalents and marketable securities balance as of December 31, 2007 was NIS 1,683.1 million (of which NIS 25.6 million presented under current assets from discontinued operations) compared to a balance of NIS 1,285.1 million as of December 31, 2005 (of which NIS 13.4 million presented under current assets from discontinued operations).

The Company has no bank liabilities but there is a liability in respect of capital note issued to the minority shareholders in PCH in the amount of NIS 222.8 million. As to the terms of this capital note – see section 5.5 to this report.

During February 2007, two officeholders of the Company exercised 112,000 options to ordinary shares at an exercise price of $3.70 (NIS 15.5) per option. On the day of exercise, Petrochemical Enterprise Holdings Ltd. – the mother company of the Company, purchased the said shares from the officeholders for NIS 38.29 per share.

5.	Commitments and substantial events during the report’s period

As to the purchase of shares of ORL in the offer and the privatization, the understandings with IC and the regulatory difficulties in obtaining the control permit – see section 4.7 and 4.8 to the description of the Company.

After the initial purchase of ORL shares in the offer from February 20, 2007 and until the end of 2007, PCH purchased additional 131.3 millions shares of ORL in the TASE for a total of NIS 406.4 millions at an average price of NIS 3.10 per share. As a result, at the end of 2007 PCH holds 15.76% of the outstanding shares of ORL.

Until the receiving of the control permit, the holding in ORL is presented as financial assets available-for-sale and it revaluates to comprehensive income within the shareholders equity according to the market value at the balance sheet date.

On January 4, 2007, Jemtex entered into an investment agreement with a third party investor, and consequently an amount of approximately $1 million (plus interest) was paid to the Company as a repayment of a loan in return of writing-off the remaining of the loans according to the agreement for the transfer of the control of the Company – see section 4.4.2 in the description of the Company (as to the agreement with the third party).

In December 2006 Scailex Vision filed with the court a request to reduce its capital by $20 million. On January 29, 2007 Vision obtained court approval and on February 5, 2007 Vision distributed $20 million in cash to its shareholders. The company received its share of $14.3 million from this distribution.

On March 20, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd, (hereinafter – Globecom), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company. For further details on the management agreement – see section 4.10.7 to the description of the Company.

On August 9, 2007, PCH’s board of directors and the general meeting approved an amendment to the shareholders agreement with Linura from December 21st 2006 (“the amendment to the shareholders agreement”). This amendment laid down the conditions of the loans provided to PCH by the shareholders. The amendment determines, inter alia, that the loans, which were transferred in US dollars, would bear dollar interest from the date of the providing each loan until August 9th 2007. At that date (August 9th 2007) the loans will be converted into NIS. The repayment of the loans will be made in NIS and will not bear interest, linkage or exchange rate differences and in any event will not be made before January 1st, 2009 (For further details related to the termination of the agreement with Linura after the balance sheet date, see section 13.2 in this report).

According to the agreement from 2005 for the sale of the majority of the assets and operations of Scailex Vision, a subsidiary of the company (78.6%) to HP, the sum of $23 million (“the trust amount”) was deposited with a trustee (“trustee”) to secure HP’s rights to indemnification.

During 2007, HP submitted claims to the trustee at the inclusive sum of USD 15.8 million, which were entirely rejected by Scailex Vision. In accordance with the proceedings prescribed in the agreement, an attempt was made to resolve the dispute between the parties, and, since it was unsuccessful, the parties then referred to mediation before an agreed mediator. Correct to the publication date of this Report, the parties are at the outset of a mediation proceeding.

During November 2007, Scailex Vision received the balance of the trust deposit in respect whereof no claims were filed, including the accrued interest, at the inclusive sum of approximately $8.8 million.

Scailex Vision has allocated provisions totaling $11 million in respect of claims pertaining to the sum of the trust. For additional details, see note 6.b.(2) of the Financial Statements.

In August 14, 2007 the Company renewed the Directors and Officers insurance for another one year. The coverage remain on $30 million, and the premium that was paid to the insurer was NIS 1.3 million ($0.3 million).

The Company’s board of directors has appointed Mr Yossi Arad, who has accounting and financial expertise, as an additional (10th) member of the board of directors.

The Company’s board of directors has approved, in a general meeting on December 31st, 2007, increasing its authorized share capital by 12 million ordinary shares of NIS 0.12 n.v. each, so that the Company’s authorized capital stands at NIS 7,200,000, divided into 60 million ordinary shares of NIS 0.12 n.v. each, and to alter the Company’s memorandum and articles of association in accordance with the resolution.

6.	Qualitative report on the exposure to market risks and their management

The person responsible for management of market risk for the company

The person responsible for management of market risk for the company is Mr. Shachar Rachim – company CFO.

Market risk to which the company is exposed

Most of the company’s assets are shares of ORL, cash and cash equivalents invested in dollar-denominated deposits with Israeli and US banks and in US government bonds and highly-rated corporate bonds.

The principal risk to which the Company is exposed is an impairment of these assets, and particularly an impairment of the ORL share, which is mainly affected by ORL’s performance and by macro effects of the Israeli and global markets on the share rate. The Company has classified its investment in ORL shares as an “asset available for sale” and revaluates the investment according to its market value to comprehensive income within the shareholders equity; therefore, fluctuations in ORL’s share rate will have an impact on the Company’s equity.

The company’s investments in US Bonds are mostly dependent on the US monetary interest rate. Consequently, changes of the US monetary interest rate (FED interest rate) and/or the value of bonds held by the company would impact the company’s business results.

In addition, the Company is exposed to exchange rate differences and particularly to NIS/US Dollar rate since the Company’s main activities is in the US dollar, however the financial reports presented in NIS as required by the Israeli Security regulations. Hence, the Company is exposed in its reports to the US dollar-NIS fluctuation rates, which presented in the reports as currency translation amount in the shareholders equity.

An unlinked NIS capital note that a subsidiary issued to its minority shareholders is included under the Company’s consolidated liabilities. This note is exposed to fluctuations of the dollar-NIS exchange rate, and any strengthening of the NIS vis-à-vis the dollar (similarly to the change in 2007) causes expenses from exchange rate differentials to be recorded in the Financial Statements drawn up in Dollar. These exchange rate differentials are also expressed in NIS in the translated Financial Statements prepared in Israeli currency.

Disclosure of the Financial Statement Approval Proceedings in the Corporation Reported

In accordance with the audit committee’s regulations, which have been adopted by the company’s board of directors, the company’s audit committee is the organ responsible for the overall control of the company (within the meaning of Opinion No. 76 of the Israeli Institute of Certified Public Accountants). Every quarter, including this quarter, the financial statements and board of directors’ reports are furnished to the members of the audit committee for scrutiny a few days before the date of the meeting fixed for discussing the statements and reports and for formulating a recommendation to the company’s board of directors to approve the statements and reports.

The audit committee consists of five members, including the company’s two outside directors, Mr Yoav Biran and Mr Dror Barzilay, and another three directors – Mr Shalom Singer, Ms Irit Ben Ami and Mr Mordechai Peled. Four of the audit committee’s members have been defined as having accounting and financial expertise.

During the audit committee’s meetings to approve these financial statements, the financial results, financial position and every main act or change occurring during the period reported were reviewed and a discussion was held in the presence of the Company’s management, during which questions were raised and answers were given to the committee members’ questions. In addition, the Company’s risks factors and the risks management were discussed and the committee also discussed the internal auditor report related to employees’ compensation. The company’s outside auditor was also present at the meeting and he gave his professional opinion on accounting issues in connection with the company’s financial statements.

After the deliberation, the audit committee recommended to the board of directors that the Financial Statements be approved. The financial results, the financial position and every activity or significant change that occurred during the period under report were reviewed and deliberated during the board of directors’ meeting, at which time, questions were raised and answers given to the questions of the members of the board.

Company policy on market risk management

The Company’s assets and liabilities are in nominal NIS, index-linked NIS and dollars. The assets are comprised mainly of cash and U.S. government bonds (which, for the most part, are held in dollars in well-known banks in the United States, and bear dollar interest), as well as ORL shares, which are quoted in NIS and traded on the Tel-Aviv Stock Exchange. The Company has no liabilities to banks; the majority of its liabilities are vis-à-vis suppliers and institutions in Israel and the United States. Additionally, a subsidiary has a liability in respect of nominal NIS capital notes that it issued to its shareholders.

Accordingly, the Company faces economic and accounting exposures in respect of a change in the NIS-dollar exchange rate, exposure to the CPI in Israel, to interest in the United States and to fluctuations in the ORL share rate, which is presented as a financial asset available for sale. Since, as a rule, the Company does not purchase means of protection for its investments, mainly due to the statutory restrictions on the purchase of various derivatives by virtue of the provisions of the Investment Company Act, 1940, in the United States, the Company performs periodic evaluations with regard to existing economic and accounting exposures and with regard to strategies for minimizing them.

The person responsible of risk management in the company uses an external consultant from a reputable investment firm to control exposure with regard to the Marketable securities of the company. The person in charge of risk management reports and consults with the company’s management and Financial Investment Committee which composed of board members, which convened quarterly or upon any external event requiring an immediate decision in response to a situation requiting a decision to be made.

Supervision of market risk management policy and its implementation

The company routinely reviews the return on its dollar-denominated deposits and fluctuations in the US monetary interest, which directly impacts the price of marketable bonds it holds. To this end the company used a consulting company specializing in this field. Company investments are managed and controlled according to the guidance of the Investment Committee, comprised of board members, which convenes at least 4 times a year to set the investment strategy and policy on this matter, together with management.

The following table summarizes the Company’s linkage bases as at December 31, 2007 (in NIS thousands):

	December 31, 2007
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non-monetary assets	Total
	NIS thousands

Cash and cash equivalent	423,536	-	-	4,755	-	-	428,291
Available-for-sale assets	3,849	-	-	-	1,182,299	-	1,186,148
Short-term investments held
to maturity	8,043	-	-	-	-	-	8,043
Other receivables	-	-	-	2,530	-	9,643	12,173
Current assets in respect of
discontinued operations	44,133	1,418	-	-	-	-	45,551
Long-term investments held
until maturity	35,032	-	-	-	-	-	35,032
Fixed assets	-	-	-	-	-	2,679	2,679

Total assets	514,593	1,418	-	7,285	1,182,299	12,322	1,717,917

Trade accounts payables	481	-	-	1,003	-	-	1,484
Other payables	2,514	-	-	1,613	-	-	4,127
Taxes payables	406	-	4,036	-	-	-	4,442
Deferred taxes liabilities	-	-	-	-	-	34,345	34,345
Current liabilities in
respect of discontinued
operations	17,098	217	37,642	1,577	-	-	56,534
Liabilities in respect of
retirement, net	-	-	-	200	-	-	200
Capital note to minority
shareholders in a subsidiary	-	-	-	222,798	-	-	222,798

Total liabilities	20,499	217	41,678	227,191	-	34,345	333,930

Total net balance sheet	494,094	1,201	(41,678)	(219,906)	1,182,299	(22,023)	1,393,987

The following table summarizes the Company’s linkage bases as at December 31, 2006 (in NIS thousands):

	December 31, 2006
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Non-monetary assets	Total
	NIS thousands

Cash and cash equivalent	1,019,200			279		1,019,479
Available for sale assets	61,765					61,765
Short-term investments held
to maturity	93,343					93,343
Other accounts receivable			790	317	1,906	3,013
Current assets in respect of
discontinued operations	66,920	8,661		165		75,746
Long-term available for sale
assets	1,707					1,707
Long-term investments held
to maturity	97,103					97,103
Fixed assets					51	51

Total assets	1,340,038	8,661	790	761	1,957	1,352,207

Trade accounts payables	30			295		325
Other payables	938			3,237		4,175
Taxes payables			4,457			4,457
Current liabilities in
respect of discontinued
operations	19,484	101	66,466	63		89,114
Liabilities in respect of
retirement				59		59
Total liabilities	20,452	101	70,923	3,654	-	95,130

Total net balance sheet	1,319,586	8,560	(70,133)	(2,893)	1,957	1,257,077

Sensitivity tests

The Company made four sensitivity tests related to changes in the fair value of thefinancial instruments to the balance sheet date.

The fair value of the financial instruments set up as follow:

1.	The fair value of the US bonds stated according to the burse prices to the balance sheet date.

2.	The fair value of the short term financial assets that are not linked to the CPI stated according to their nominal value in NIS or according to the currency exchange rate to the balance sheet date that the asset is related to.

3.	The fair value of financial instruments that are linked to the CPI stated according to the known CPI to the balance sheet date.

4.	The fair value of the marketable securities which were classified as available for sale assets was determined by their price in the Stock Exchange as of the balance sheet date.

The four sensitivity tests that we have made were related to the following market changes:

1.	Exchange rate – changes in the foreign currency rates on the assets/liabilities that nominated in foreign currency.

2.	Interest – changes in the US dollar interest and their influence on the US bonds fair value.

3.	CPI – changes of the assets/liabilities linked to the CPI that can occur due to increase/decrease of CPI.

4.	Marketable securities value – the changes in the marketable securities fair value which is influenced by the result of the operations of the Companies that issued these securities and from macro changes influencing the capital market.

Changes in foreign exchange rate

	10%	5%	Fair Value 1$=3.846 NIS	-5%	-10%

Current assets
Cash and Cash equivalents	(476)	(238)	4,755	238	476
Current assets from discontinued operations	(253)	(127)	2,530	127	253
Non current assets
Available-for-sale and held-to-maturity long-term	0	0	0	0	0

Total assets	(729)	(364)	7,285	364	729

Current liabilities
Trade creditors	(100)	(50)	1,003	50	100
Other creditors and accruals	(161)	(81)	1,613	81	161
Current income taxes liabilities	0	0	0	0	0
Current liabilities related to discontinued operation	(158)	(79)	1,577	79	158
Liability for employee rights upon retirement	(20)	(10)	200	10	20
Capital note from minority shareholders in a subsidiary	(22,280)	(11,140)	222,798	11,140	22,280

Total liabilities	(22,719)	(11,360)	227,191	11,360	22,719

Total balance	21,991	10,995	(219,906)	(10,995)	(21,991)

Changes in US dollar's interest rate

	10%	5%	Fair Value	-5%	-10%

Current assets
Available-for-sale assets and held-to-maturity investments	(28)	(14)	11,892	14	28
Non current assets
Investments held-to-maturity	(278)	(138)	35,031	137	274

Total assets	(306)	(152)	46,923	152	302

Current liabilities
Trade creditors	0	0	0	0	0

Total liabilities	0	0	0	0	0

Total balance	(306)	(152)	46,923	152	302

Changes in the CPI

	Increase of 0.2%	Increase of 0.1%	Fair Value	Decrease of 0.1%	Decrease of 0.2%

Current assets
Other receivables	0	0	0	0	0
Non current assets

Total assets	0	0	0	0	0

Current liabilities
Current income taxes liabilities	83	42	41,678	(42)	(83)

Total liabilities	83	42	41,678	(42)	(83)

Total balance	(83)	(42)	(41,678)	42	83

Changes in fair value of Bazan share

	10%	5%	Fair Value	-5%	-10%

Current assets
Available-for-sale financial assets	118,230	59,115	1,182,299	(59,115)	(118,230)

Total assets	118,230	59,115	1,182,299	(59,115)	(118,230)

Total liabilities	0	0	0	0	0

Total balance	118,230	59,115	1,182,299	(59,115)	(118,230)

Hedging transactions status

To the financial statement date, the company has no hedging transactions.

7.	Critical accounting estimates

The Company uses estimates and assumptions regarding the future which are rarely identical to actual results. The estimates and assumptions that reflect the highest exposure to material changes in the amount of its assets and liabilities in the subsequent financial year are presented below:

Taxes on income and deferred taxes

The group is a tax-payer in a several number of jurisdictions and therefore the group’s management is required to operate significant judgment in determining the total provision in respect of taxes on income. The group has many transactions for which the determination of the final tax liabilities is uncertain. The group records provisions in its books based on its assessment regarding the potential reasonable additional tax payments in respect of said transactions. When the final tax liability determined by the tax authorities differs from the tax liability recorded in the Company’s books in previous period, the difference is charged to the statement of income in the period in which the final assessment was made by the tax authorities. Furthermore, the group records deferred tax assets and liabilities on the basis of the differences between the book amounts and the amounts of assets and liabilities for tax purposes.

The group regularly examines the recoverability of its deferred tax assets on the basis of historical taxable income, projected taxable income, anticipated timing of temporary differences, and the implementation of a tax planning strategy.

If the Company is unable to generate taxable income in a sufficient amount, or in the event of a material change in effective tax rates in the period during which the temporary differences become taxable or deductible, the group may be required to write off part of the deferred tax asset or increase its liability in respect of deferred taxes, which may increase its effective tax rate and adversely affect the results of its operations.

Severance Pay

The present value of the liabilities for severance pay depends on several factors that are determined on an actuarial basis pursuant to various assumptions. The assumptions used in calculating net costs (income) in respect of severance pay include the long-term rate of return on the severance fund and the capitalization rate. Changes in these assumptions will affect the book value of the assets and liabilities in respect of severance pay.

The assumption of the projected return on the severance pay fund is determined in a uniform manner, pursuant to long term historical rates. The Company determined the required rate of capitalization at the end of each year. This rate of capitalization will be used to estimate the present value of the future cash flows that will be required to cover the liability for severance pay. The blue-chip corporate bond market is not sufficiently liquid to be used in determining capitalization rates. Therefore, in determining the required capitalization rate, the group bases its determinations on interest rates applicable to government bonds stated in the currency in which severance benefits are to be paid, and whose period until maturity is similar to the period of said liability. Other key assumptions concerning pension liabilities, such as future salary increases, are based on inflation rates of existing salary levels.

Provision for contingencies

The provisions for liabilities pending the outcome of legal complaints are recorded in the books based on the judgment of the group’s management regarding the probability of the need to divert cash flows to discharge said liabilities, and on the basis of an estimate determined by the management in respect of the present value of the projected cash flows required to discharge existing obligations.

8.	Policy of charitable donations

In its annual budget, the Company allocates an amount designated for charitable donations that is distributed in the course of the year to needy organizations. In 2007 the charitable donation budget amounted to $ 100 thousand. Actual charitable donations made amounted to NIS 389 thousand.

9.	Directors who have accounting and finance expertise

Under Company Regulations (Requirements and tests for directors with accounting and financial skills and for directors with professional skills), 2005 the company board of directors decided that, in consideration of the scope of company operations, its operating area and the absence of any special complexity in its operations, the appropriate minimum number of directors having accounting and financial skills would be two directors.

The board of directors estimated that a director with accounting and financial skills is a director having academic education in an economic/accounting discipline as well as business management experience in an economic and/or financial area which proves his knowledge and understanding in accounting and financial matters relevant to company operations.

Below is the list of directors the company regards as having accounting and financial expertise, with description of their education and experience (for details of education and experience of these directors, see Part D, section 26)

Eran Schwartz, Arie Zeif, Shalom Zinger, Mordechai Peled, Dr. Arie Ovadia, Dror Barzilay, Irit Ben-Ami and Yossi Arad.

10.	Auditor fees and work hours

Auditor fees (NIS thousands)	Audit	Tax	Consultant	Working Hours
2007	357.2	82.0	210.3	1,881
2006	893.5	588.4	103.9	4,536

The decrease in the accountants’ fee in 2007 vis-à-vis 2006 derived mainly from the fact that in 2006, the Company made the transition to reporting according to the Securities Regulations and according to international standards, a process that required a great many hours of work together with the auditors. In addition, in 2006 the Company operated in different geographical areas mainly for liquidation of companies and reporting to the authorities in regard.

11.	Dicslosure with regard to internal auditor

Since 2006, the company’s internal auditor is Mr. Moshe Cohen, CPA, partner in the CPA firm of Chaikin, Cohen, Rubin and Gilboa. The internal auditor is not an employee of the company, and renders internal audit services as an external entity.

The scope of the internal audit is according to work plan determine from time to time. The fee is per actual hours invested by the auditor.

No risk assessment review was conducted prior to commencement of the internal audit, due to the Company structure and its nature.

It was decided that the subjects for auditing shall be determined according to the risks and needs to be defined by the audit committee periodically.

At the beginning of the year, pursuant to the recommendation of the audit committee, an audit was performed on the subject of cash management in the Company and in one of its subsidiaries; this subsidiary, whose principal assets are cash, is managed by the Company, due to the materiality of the matter of cash therein. The results of the audit did not show any material deficiencies, and recommendations presented were adopted by the Company and any indicated deficiencies were rectified accordingly. At the end of 2007, an internal audit was performed on the subject of wages in the Company. The results and recommendations of this audit were presented to the Company board of directors on March 13, 2008. The audit report shall be studied by the Company, the recommendations shall be adopted and deficiencies reported therein shall be rectified. It should be noted that this audit found no material deficiencies.

In 2007, the fee of the internal auditor totaled approximately NIS 43.6 thousand, while in 2006, the fee of the internal auditor totaled approximately NIS 30 thousand.

The internal auditor conducts the audit according to generally accepted professional standards in Israel and overseas, and as per Section 4(b) of the Internal Audit Law, 1992. The supervisor for the organization of the internal auditor is Mr. Yahel Shachar.

The company’s board of directors estimates that the scope, nature and continued operation and work plan of the internal auditor are reasonable under the circumstances, and serve to achieve the objectives of internal audit at the company.

The internal auditor has free access, as set forth in Section 9 of the Internal Audit Law, 1992 including constant, direct access to company information systems, including its financial data.

Note that activity of the internal auditor is not subject to any restrictions, and includes constant, direct free access to company information systems and financial data.

The internal auditor is not working in the Company in any other position as set in clause 146(b) to the Company law, and to clause 8 in the internal auditing law.

12.	Colleagues survey

The Company gave an authorization to disclose data that will be required from the Company in connection to a sampling that colleagues survey that initiate by the Institute of certified accountant in Israel, under conditions that it will implement under a confidentiality and the Company will got the assurance that there are no interests opposition of the surveyors.

13.	Subsequent events

13.1	On February 21, 2008, the response of the Government Companies Authority was received, whereby the apparent position, that of recommending to the Prime Minister and the Minister of Finance that PCH’s application for the control permit in ORL should be rejected, was presented to the State Attorney General. For details, see clause 4.8.1 of the Description of the Corporation’s Businesses.

13.2	Further to the agreements, on March 13, 2008, the Company and Linura reached an agreement whereby the Company shall purchase Linura's entire holdings in PCH for the consideration of a total of USD 57.2 million, and shall receive, by way of assignment, the capital note that PCH had issued to Linura. The consideration shall be paid in a single payment by March 28, 2008. Upon completion of the acquisition of Linura's shares in PCH, PCH shall become a wholly owned subsidiary of the Company, and the PCH shareholders' agreement shall basically expire.

Upon and following the completion of the said acquisition, a capital gain of approximately NIS 26 million is likely to be created in the Company during the first quarter of 2008, and the Company's equity is likely to increase by approximately NIS 70 million (including the said capital gain). (The calculations are approximated and are based on the shekel/dollar exchange rate and the closing rate of the ORL share on March 13, 2008. Since the final results depend on the value of the said rates on the actual payment date, the results could change significantly).

/s/ Eran Schwartz —————————————— Eran Schwartz Chairman of the Board	/s/ Yahel Shachar —————————————— Yahel Shachar CEO